UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 17609

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kuykendall & Schneider, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3405 22nd St. Suite 202
(No. and Street)

Lubbock	TX	79410-1305
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Miles Hornak (806) 793-2525
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Davis Kinard & Co, PC
(Name – *if individual, state last, first, middle name*)

400 Pine Street #600	Abilene	TX	79601
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Miles Hornak, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kuykendall & Schneider, Inc., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SHARON LANGFORD
Notary Public, State of Texas
My Commission Expires
April 19, 2018

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KUYKENDALL & SCHNEIDER, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
REQUIRED BY THE SECURITIES AND EXCHANGE COMMISSION

together with

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FOR THE YEARS ENDED
DECEMBER 31, 2014 AND 2013
AND
SUPPLEMENTAL REPORT ON EXEMPTION REPORT

KUYKENDALL & SCHNEIDER, INC.

TABLE OF CONTENTS

Davis Kinard & Co, PC
CERTIFIED PUBLIC ACCOUNTANTS
Quality. Integrity. Knowledge.

First Financial Bank Building
400 Pine Street, Ste. 600, Abilene, TX 79601
325.672.4000 / 800.588.2525 / f: 325.672.7049
www.dkcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Kuykendall & Schneider, Inc.

We have audited the accompanying financial statements of Kuykendall & Schneider, Inc. (the Company), which comprise the balance sheet as of December 31, 2014, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Kuykendall & Schneider, Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Company as of December 31, 2013, were audited by other auditors in accordance with U.S generally accepted auditing standards whose report dated January 17, 2014, expressed an unqualified opinion on those financial statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information of Computation of Aggregate Indebtedness and Net Capital in Accordance with Rule 15c3-1 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Davis Kinard & Co, PC
Certified Public Accountants

Abilene, Texas
February 18, 2015

KUYKENDALL & SCHNEIDER, INC.

FINANCIAL STATEMENTS
December 31, 2014 and 2013

Exhibit A

KUYKENDALL & SCHNEIDER INC.

BALANCE SHEETS
December 31, 2014 and 2013

	2014	2013
ASSETS		
Cash in Bank	$ 60,287	$ 63,602
Receivables:		
Broker or Dealer	60,584	55,569
Deposits and Other Assets, Net	21,452	21,801
TOTAL ASSETS	$142,323	$140,972
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Accounts Payable and Accrued Expenses	$ 74,297	$ 71,140
Stockholders' Equity:		
Common Stock, $10 par; Authorized 500,000 Shares; Issued 670	6,700	6,700
Retained Earnings	61,326	63,132
	68,026	69,832
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$142,323	$140,972

The accompanying notes are an integral part of these financial statements.

Exhibit B

KUYKENDALL & SCHNEIDER, INC.

STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2014 and 2013

	2014	2013
REVENUE		
Commissions	$988,353	$842,389
Other Income	1,223	-
Interest Income	143	99
	989,719	842,488
EXPENSES		
Employee Compensation	199,573	153,914
Commissions	640,141	556,515
Occupancy and Furniture Rental	26,263	21,392
Taxes - Other than Income	40,072	34,807
Other Operating Expense	85,476	75,016
	991,525	841,644
Net (Loss) Income	$ (1,806)	$ 844
(Loss) Earnings per Share of Common Stock	$ (2.70)	$ 1.26

The accompanying notes are an integral part of these financial statements.

Exhibit C

KUYKENDALL & SCHNEIDER, INC.

STATEMENTS OF CHANGE IN STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2014 and 2013

	Common Stock	Retained Earnings
Balance, December 31, 2012	$6,700	$62,288
Net Income Year Ended December 31, 2013	-	844
Balance, December 31, 2013	6,700	63,132
Net Loss Year Ended December 31, 2014	-	(1,806)
Balance, December 31, 2014	$6,700	$61,326

The accompanying notes are an integral part of these financial statements.

Exhibit D

KUYKENDALL & SCHNEIDER, INC.

STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2014 and 2013

	2014	2013
Cash Flows from Operating Activities		
Net (Loss) Income	$(1,806)	$ 844
Change in Assets and Liabilities		
Receivables	(5,015)	13,416
Deposits and Other Assets	349	497
Liabilities	3,157	12,632
Net (Decrease) Increase in Cash	(3,315)	27,389
Cash and Cash Equivalents at Beginning of Year	63,602	36,213
Cash and Cash Equivalents at End of Year	$60,287	$63,602

The accompanying notes are an integral part of these financial statements.

KUYKENDALL & SCHNEIDER, INC.

NOTES TO FINANCIAL STATEMENTS
For the Years Ended December 31, 2014 and 2013

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

Kuykendall & Schneider, Inc. (the Company) had a contract with Northeast Securities, Inc. to act as an intermediary for the Company. Northeast Securities, Inc. arranged for execution and settlement of orders for customers of the Company and RBC Dain Correspondent Services, a division of RBC Dain Rauscher, cleared those transactions. Northeast Securities, Inc. provided services required by broker/dealers concerning securities trades and accounts. The contract with Northeast Securities Inc. ended and the Company entered into a contract with First Southwest Company on June 9, 2010 to provide clearing services and to maintain cash, margin, option or other accounts for the Company or customers of the Company.

No separation of assets and liabilities as between current and non-current is made since, for a brokerage, such distinction has little meaning and requires arbitrary decisions. Such practice is generally accepted in the industry.

Securities transactions (and the related commission revenue) are recorded on a trade date basis.

The Company has elected self-insurance as to certain risks. Any losses are recorded when determinable. No losses were recorded during the years ending December 31, 2014 and 2013.

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with a maturity of three months or less to be cash equivalents.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 2: FEDERAL INCOME TAX

The Company has elected to be taxed as an S corporation. Gains and losses are included in the personal income tax returns of the stockholders and taxed depending on their personal tax strategies. Accordingly, the Company has no provision for current or deferred income taxes.

KUYKENDALL & SCHNEIDER, INC.

NOTES TO FINANCIAL STATEMENTS, Page 2.
For the Years Ended December 31, 2014 and 2013

NOTE 2: FEDERAL INCOME TAX (Continued)

There are also no uncertain tax positions that must be disclosed in accordance with Financial Accounting Standards Board ASC 740-10-50-14. The Company's federal income tax returns are subject to examination for tax years 2011 and forward.

NOTE 3: COMMITMENT AND CONTINGENT LIABILITIES

The Company started contributing to employee Health Savings Accounts in 2009. The Company contributed $2,400 and $2,400 toward employee Health Savings Accounts in 2014 and 2013, respectively.

NOTE 4: RESTRICTIONS OF RETAINED EARNINGS

Pursuant to net capital provisions of various regulatory agencies, the Company is required to maintain certain minimum net capital as defined under such provisions. Such rules may effectively restrict the payment of dividends.

NOTE 5: CONCENTRATIONS OF RECEIVABLES AND DEPOSITS

First Southwest Company (FSW) clears trades for the Company and requires that a deposit of $15,000 be maintained at FSW for this service. In addition, FSW owes the Company for certain December trades and other miscellaneous charges in the amount of $23,803 and $25,554 for 2014 and 2013 respectively.

NOTE 6: BUSINESS CONCENTRATION

During the years ended December 31, 2014 and 2013, one customer accounted for 75% of revenues.

NOTE 7: SUBSEQUENT EVENTS

Subsequent events were evaluated through February 18, 2015, which is the date the financial statements were available to be issued. There were no events required to be disclosed.

SECTION III

SCHEDULE I

Schedule I

KUYKENDALL & SCHNEIDER, INC.

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL IN ACCORDANCE WITH RULE 15c3-1 OF SECURITIES AND EXCHANGE COMMISSION
December 31, 2014

Stockholders' Equity (Qualified)		$68,026
Non-allowable Assets		30,566
NET CAPITAL		37,460
Minimum Net Capital Required (6 2/3% of Aggregate Indebtedness) (A)	4,953	
Minimum Dollar Net Capital Requirement (B)	5,000	
Net Capital Requirement (Greater of A or B)		5,000
Excess Net Capital		32,460
Net Capital less 10% of Aggregated Indebtedness		$30,030

Kuykendall & Schneider, Inc. is exempt from the Determination of Reserve Requirements pursuant to Rule 15c3-3 under paragraph (k)(2)(ii).

Kuykendall & Schneider, Inc. does not have any liabilities subordinated to claims of general creditors.

No material differences were noted between the audited financial statements and the December 31, 2014, Part IIA, FOCUS report filing of Kuykendall & Schneider, Inc., with respect to the Computation of Net Capital under Rule 15c3-1.

Davis Kinard & Co, PC
CERTIFIED PUBLIC ACCOUNTANTS
Quality. Integrity. Knowledge.

First Financial Bank Building
400 Pine Street, Ste. 600, Abilene, TX 79601
325.672.4000 / 800.588.2525 / f: 325.672.7049
www.dkcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON EXEMPTION REPORT

To the Board of Directors and Stakeholders
of Kuykendall & Schneider, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Kuykendall & Schneider, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Kuykendall & Schneider, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) (the "exemption provisions") and (2) Kuykendall & Schneider, Inc. stated that Kuykendall & Schneider, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Kuykendall & Schneider, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Kuykendall & Schneider, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Davis Kinard & Co, PC
Certified Public Accountants

Abilene, Texas
February 18, 2015

KUYKENDALL & SCHNEIDER, INC.

3405 22ND STREET, SUITE 202 ~ LUBBOCK, TEXAS 79410
PHONE 806-793-2525 ~ FAX 806-793-2528

EXEMPTION REPORT

It is our best knowledge and belief that Kuykendall & Schneider, Inc., a licensed broker/dealer, is exempt from the filing requirements of Rule 15c3-3 as identified in paragraph (k)(2)(ii), Kuykendall & Schneider, Inc., as an introducing broker dealer:

- Clears all transactions with and for customers on a fully disclosed basis with an appropriate clearing broker/dealer,
- Promptly transmits all customer funds (Kuykendall & Schneider, Inc. does not receive client securities) to the clearing broker/dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto.

Kuykendall & Schneider, Inc. believes it has met the identified exemption provision throughout the year ended December 31, 2014 and to the date of this report, without exception.

Miles Hornak
President
Kuykendall & Schneider, Inc.

February 13, 2015

Davis Kinard & Co, PC
CERTIFIED PUBLIC ACCOUNTANTS
Quality. Integrity. Knowledge.

First Financial Bank Building
400 Pine Street, Ste. 600, Abilene, TX 79601
325.672.4000 / 800.588.2525 / f: 325.672.7049
www.dkcpa.com

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Board of Directors and Stakeholders
of Kuykendall & Schneider, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Kuykendall & Schneider, Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Kuykendall & Schneider, Inc.'s compliance with the applicable instructions of Form SIPC-7. Kuykendall & Schneider, Inc.'s management is responsible for Kuykendall & Schneider, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the general ledger, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers and supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Davis Kinard & Co, PC
Certified Public Accountants

Abilene, Texas
February 18, 2015

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 12/31/2014
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

21*21*********3044*********************MIXED AADC 220
017609 FINRA DEC
KUYKENDALL & SCHNEIDER INC
3405 22ND ST STE 202
LUBBOCK TX 79410-1348

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Miles Hornak (806) 793-2525

2. A. General Assessment (item 2e from page 2)		$71.09
B. Less payment made with SIPC-6 filed (exclude interest) 07/23/2014 Date Paid		(45.15)
C. Less prior overpayment applied		(0.00)
D. Assessment balance due or (overpayment)		25.94
E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum		0.00
F. Total assessment balance and interest due (or overpayment carried forward)		$25.94
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 25.94	
H. Overpayment carried forward	$(0.00)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Kuykendall & Schneider, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 21st day of January, 20 15.

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2014**
and ending **12/31/2014**

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 989,719
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	960,062
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	1,223
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	961,285
2d. SIPC Net Operating Revenues	$ 28,434
2e. General Assessment @ .0025	$ 71.09
	(to page 1, line 2.A.)

Davis Kinard & Co, PC
CERTIFIED PUBLIC ACCOUNTANTS
Quality. Integrity. Knowledge.